   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1995
                                                      REGISTRATION NO. 33-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                            HELLER FINANCIAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              36-1208070
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)                     NUMBER)
                500 WEST MONROE STREET, CHICAGO, ILLINOIS 60661
                                (312) 441-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            SYLVIA L. BATEMAN, ESQ.
   ASSOCIATE GENERAL COUNSEL, GROUP GENERAL COUNSEL AND ASSISTANT SECRETARY
                            HELLER FINANCIAL, INC.
                            500 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60661
                                (312) 441-7000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                   COPY TO:
                               JON R. LIND, ESQ.
                            MCDERMOTT, WILL & EMERY
                            227 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60606
                                (312) 372-2000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
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
                                                                               PROPOSED        PROPOSED
                                                                               MAXIMUM          MAXIMUM       AMOUNT OF
             TITLE OF EACH CLASS OF                            AMOUNT       OFFERING PRICE     AGGREGATE     REGISTRATION
           SECURITIES TO BE REGISTERED                    TO BE REGISTERED     PER UNIT     OFFERING PRICE       FEE
-------------------------------------------------------------------------------------------------------------------------
Debt Securities and Warrants to Purchase Debt Securities  $2,500,000,000(1)      100%      $2,500,000,000(2)   $862,069

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(1) Or, if any Debt Securities are issued at original issue discount, such greater amount as may result in the initial offering prices for Debt Securities and Warrants aggregating $2,500,000,000.
(2) Estimated solely for the purpose of computing the registration fee. Any offering of Debt Securities or Warrants denominated in any foreign currencies or foreign currency units will be treated as the equivalent in U.S. dollars based on the exchange rate applicable to the purchase of such Debt Securities or Warrants from the Registrant.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 1995

PROSPECTUS

                             HELLER FINANCIAL, INC.

                                DEBT SECURITIES

                      WARRANTS TO PURCHASE DEBT SECURITIES

                                  -----------

  Heller Financial, Inc. (the "Company") from time to time may issue in one or more series its unsecured debt securities (the "Debt Securities"), which may be senior (the "Senior Securities"), subordinated (the "Subordinated Securities") or junior subordinated (the "Junior Subordinated Securities"), and warrants (the "Warrants") to purchase Debt Securities (the Debt Securities and the Warrants being herein collectively called the "Securities") for proceeds up to $2,500,000,000, or the equivalent thereof if any of the Securities are denominated in a foreign currency or a foreign currency unit. The Debt Securities of each series will be offered on terms determined at the time of sale. The Debt Securities and Warrants may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal of and any interest on the Debt Securities may be payable in U.S. dollars, foreign currencies or foreign currency units. The specific designation, priority, aggregate principal amount, the currency or currency unit for which the Securities may be purchased, the currency or currency unit in which the principal and any interest is payable, the rate (or method of calculation) and time of payment of any interest, authorized denominations, maturity, offering price, any redemption terms or other specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). With regard to the Warrants, if any, in respect of which this Prospectus is being delivered, the Prospectus Supplement sets forth a description of the Debt Securities for which each Warrant is exercisable and the offering price, if any, exercise price, duration, detachability and other terms of the Warrants.

  The Securities may be offered directly to purchasers or to or through underwriters, dealers or agents designated from time to time. If any underwriters or agents are involved in the offering of the Offered Securities, then the names of such underwriters or agents and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such offering will also be set forth in the Prospectus Supplement.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER   , 1995.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the Securities. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at such address. For further information, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Company has securities listed on such exchange.

  The Company files with the Commission an Annual Report on Form 10-K, which contains financial information that has been examined and reported upon, with an opinion expressed, by the Company's independent public accountants. This Report will not be distributed to the holders of any series of Securities, but will be available to them upon request. See "Documents Incorporated by Reference."

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company under the 1934 Act with the Commission are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

    (2) The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995.

    (3) The Company's Current Reports on Form 8-K (File No. 1-6157, dated January 27, 1995, April 24, 1995, May 24, 1995 and July 31, 1995).

  All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of any offering of the Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: TREASURER, HELLER FINANCIAL, INC., 500 WEST MONROE STREET, CHICAGO, ILLINOIS 60661 (TELEPHONE
(312) 441-7000).

                                  THE COMPANY

GENERAL

  Heller Financial, Inc. (the "Company") was incorporated in 1919 under the laws of the State of Delaware and is engaged in various aspects of the commercial finance business. The Company and its consolidated subsidiaries employ approximately 1,400 people. The executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661 (telephone: (312) 441-7000). Unless the context indicates otherwise, references to the Company include Heller Financial, Inc. and its consolidated subsidiaries.

  The Company operates in the middle market segment of the commercial finance industry, which generally includes entities in the manufacturing and service sectors with annual sales in the range of $15 million to $200 million and in the real estate sector with property values generally in the range of $5 million to $40 million. The Company currently provides services in six product categories: (1) corporate finance, (2) real estate finance, (3) asset based finance, (4) current asset management, (5) specialized commercial finance and investments and (6) international factoring and asset based finance.

  The Company is continuing the program begun in 1990 to diversify its portfolio and earnings sources, strengthen earnings quality, improve asset quality and maintain its capital strength. The Company is diversifying its portfolio and earnings sources by reducing reliance on the corporate finance business and growing the asset based and international businesses. Earnings quality is being strengthened by developing more stable earning streams and reducing the level and volatility of credit quality costs. Asset quality is improving through resolution of problem accounts and more conservative underwriting practices. The Company is pursuing these goals in the framework of continued moderate leverage, strong reserves and conservative liquidity.

OWNERSHIP

  All of the outstanding Common Stock of the Company is owned by Heller International Corporation (the "Parent"), a wholly-owned subsidiary of The Fuji Bank, Limited ("Fuji Bank"), headquartered in Tokyo, Japan. Fuji Bank also directly owns 21% of the outstanding shares of Heller International Group, Inc., a consolidated subsidiary of the Company engaged in international factoring and asset based financing activities. Fuji Bank is one of the largest banks in the world, with total deposits of approximately $412 billion at March 31, 1995. For a discussion of the "Keep Well Agreement" between Fuji Bank and the Company, see "Keep Well Agreement with Fuji Bank."

  The following table summarizes selected financial data obtained from Fuji Bank's most recent financial statements, as prepared in accordance with accounting principles generally accepted in Japan, which differ from generally accepted accounting principles in the United States.
                             THE FUJI BANK, LIMITED

                    (NON-CONSOLIDATED FINANCIAL STATEMENTS)

                                          YEAR ENDED            YEAR ENDED
                                        MARCH 31, 1995        MARCH 31, 1994
                                     --------------------- ---------------------
                                        YEN         $         YEN         $
                                     (BILLIONS) (MILLIONS) (BILLIONS) (MILLIONS)
Total Assets........................  50,730.1   567,769    52,448.6   508,469
Total Deposits......................  36,799.6   411,859    38,556.7   373,792
Total Liabilities...................  48,849.3   546,719    50,578.1   490,335
Total Stockholders' Equity..........   1,880.8    21,050     1,870.5    18,134
Net Income..........................      34.3       384        26.7       259

--------
*  Rates of Exchange:
                  3/31/95 (Yen) 89.35 = U.S. $1.00
                  3/31/94 (Yen)103.15 = U.S. $1.00

  If the financial statements from which the numbers in the foregoing table were taken had been prepared in accordance with accounting principles generally accepted in the United States, some of the amounts shown might have been materially different. The Company currently understands that accounting principles generally accepted in Japan differ from generally accepted accounting principles in the United States in various areas including the following: valuation of securities, accounting treatment of guarantees, commitments, unearned income, deferred taxes, leases, depreciation, foreign currency transactions and investments in subsidiaries, and creation and maintenance of optional and required reserves.

  The "Keep Well Agreement" between Fuji Bank and the Company provides that, if necessary, Fuji Bank will maintain the Company's net worth at $500 million through the purchase of sufficient shares of a new series of preferred stock of the Company and will provide loans of up to $500 million to maintain the Company's liquidity. No purchases of preferred stock or loans have been made by Fuji Bank under this Agreement. For further discussion of the "Keep Well Agreement," see "Keep Well Agreement With Fuji Bank" below.
CORPORATE FINANCE


  The Corporate Finance group offers a broad spectrum of services based on the cash flows underlying a client's business. These services are often provided through coordination with private equity sponsors and include the financing of corporate recapitalizations, refinancings, acquisitions and buy-outs of publicly and privately held entities in a wide variety of industries. Loans are provided on both a term and revolving basis for periods of up to ten years and are typically collateralized by senior liens on the borrower's stock or assets or both. Corporate finance transactions may also include some unsecured, subordinated or non-voting equity financing. From time to time the Company buys and sells assignments and participations in loans as a method of managing hold sizes and industry concentrations.

REAL ESTATE FINANCE

  The Real Estate Financial Services group provides interim financing to owners, investors and developers primarily for the acquisition, refinancing and renovation of commercial income producing properties in a wide range of property types and geographic areas. These loans generally have terms ranging from one to five years and are principally collateralized by first mortgages. The Company also offers financing for discounted loan portfolio acquisitions, participating junior debt financing to developers of single and multi-family housing, credit sale-leaseback financing for single tenant properties, as well as standby commitments for periods of one to two years.

ASSET BASED FINANCE

  Asset based financing is offered by Vendor Finance, Commercial Equipment Finance, Heller Business Credit ("Business Credit") and Heller First Capital ("First Capital"). Vendor Finance provides leasing and financing of equipment through approximately 75 manufacturer and vendor programs, financing of independent leasing companies and direct relationships with end users. Individual transactions are generally under $500,000. This division finances the machining, graphics, healthcare, communication, plastics and production equipment markets. Commercial Equipment Finance provides financing of general equipment transactions with an average size of $3 million to a diverse group of businesses for expansion, replacement and modernization or refinancing of existing equipment obligations.

  Business Credit provides working capital and term financing to middle market companies in a variety of industries for refinancings, recapitalizations and acquisitions. The group also serves as co-lender on or participates in transactions agented by other asset based lenders. The average commitment and loan sizes are $17 million and $8 million, respectively, and are usually for periods of 3 to 5 years. These loans consist of revolving credit facilities secured by accounts receivable and inventory and to a lesser extent, term loans secured by property, plant and equipment. The revolving credit facilities and term loans are generally cross-collateralized.

  First Capital is a provider of long-term financial products for small businesses under U.S. Small Business Administration loan programs, which guarantee from 60% to 90% of such financings. These loans generally have an average size of approximately $350,000 and are made to small businesses in a wide variety of industries for working capital, equipment and owner-occupied facilities. From time to time, guaranteed portions of these loans may be sold in the secondary market with servicing rights retained by First Capital.

CURRENT ASSET MANAGEMENT

  The Current Asset Management group primarily offers factoring services to the apparel, textile and home furnishings industries. In return for a commission, the group purchases the client's accounts receivable and provides collection and management information services. Working capital is provided by advancing on a formula basis a percentage of the purchase price of the client's factored accounts receivable. The Company is one of the largest factors in the highly competitive United States factoring industry, with 1994 annual volume of $6.6 billion.

SPECIALIZED FINANCE AND INVESTMENTS

  Specialized financing and investments are generally originated in four areas: aircraft finance, project investment and advisory, direct equity investments and portfolio investments. Aircraft Finance offers financing for commercial aircraft and equipment through leases or junior secured loans to an operating lessor, with terms ranging from 2 to 10 years. Project Investment and Advisory offers financing to independent power producers and industrial projects in the form of senior and junior secured loans, equity investments and development loans. Heller Investments makes investments in middle market companies requiring an operational or financial turnaround. The Company also makes equity investments in established middle market companies through participation with equity sponsors and investments in equity funds.

INTERNATIONAL FACTORING AND ASSET BASED FINANCE

  The Company provides factoring and asset based financing outside the United States through investments in commercial finance companies located in 19 countries in Europe, Asia, Australia and Latin America. These companies, which may be wholly-owned or joint ventures, offer factoring, asset based finance, acquisition finance, leasing, vendor finance and/or trade finance programs to the mid-sized corporate sector. During 1994, the Company continued to pursue new international opportunities as it invested in a factoring joint venture in Argentina. In addition to these joint venture activities, the Company has expanded support of the international needs of existing domestic customers.

KEEP WELL AGREEMENT WITH FUJI BANK

  The Company entered into a Keep Well Agreement (the "Agreement") with Fuji Bank on April 23, 1983 in order to assist the Company in maintaining its credit rating. The Agreement was amended and supplemented on January 26, 1984, in connection with the consummation of the purchase of the Company by Fuji Bank and has been amended since that date from time to time.

  On May 3, 1995, the Company and Fuji Bank agreed to extend the term of the Keep Well Agreement for an additional two years from December 31, 2000 to December 31, 2002.

  The Agreement provides that Fuji Bank will maintain the Company's net worth in an amount equal to $500 million. Accordingly, if the Company should determine, at the close of any month, that its net worth is less than $500 million, then Fuji Bank will purchase, or cause one of its subsidiaries to purchase, shares of the Company's NW Preferred Stock, Class B (No Par Value) ("NW Preferred Stock") in an amount necessary to increase the Company's net worth to $500 million. If and when issued, dividends will be paid quarterly on the NW Preferred Stock at a rate per annum equal to 1% over the three-month London Inter-bank Offered Rate. Such dividends will not be paid during a default in the payment of principal or interest on any of the outstanding indebtedness for money borrowed by the Company. Subject to certain conditions, the NW Preferred Stock will be redeemable at the option of the holder, within a specified period of time after the end of a calendar quarter in an aggregate amount not greater than the excess of net worth of the Company as of the end of such calendar quarter over $500 million.

  The Agreement further provides that if the Company should lack sufficient cash, other liquid assets or credit facilities to meet its payment obligations on its commercial paper, then Fuji Bank will lend the Company up to $500 million (the "Liquidity Commitment"), payable on demand, which the Company may use only for the purpose of meeting such payment obligations. Any such loan by Fuji Bank to the Company (a "Liquidity Advance") will bear interest at a fluctuating interest rate per annum equal to the announced prime commercial lending rate of Morgan Guaranty Trust Company of New York plus .25% per annum. Each Liquidity Advance will be repayable on demand at any time after the business day following the 29th day after such Liquidity Advance was made. No repayment of the Liquidity Advance will be made during a period of default in the payment of the Company's senior indebtedness for borrowed money.

  No Liquidity Advances or purchases of NW Preferred Stock have been made by Fuji Bank under the Agreement. The Parent has previously made other infusions of capital in the Company.

  Under the Agreement, the Company has covenanted to maintain, and Fuji Bank has undertaken to assure that the Company will maintain, unused short-term lines of credit and committed credit facilities in an amount approximately equal to 75% of the amount of its commercial paper obligations from time to time outstanding. In addition, under the Agreement, neither Fuji Bank nor any of its subsidiaries can sell, pledge or otherwise dispose of any shares of the Company's Common Stock or permit the Company to issue shares of its Common Stock except to Fuji Bank or a Fuji Bank affiliate.

  Neither Fuji Bank nor the Company may terminate the Agreement for any reason prior to December 31, 2002. After December 31, 2002, either Fuji Bank or the Company may terminate the Agreement upon 30 business days' prior written notice. So long as the 8 1/8% Cumulative Perpetual Preferred Stock, Series A ("Perpetual Preferred Stock") is outstanding and held by third parties other than Fuji Bank, the Agreement may not be terminated by either party unless the Company has received written certifications from Moody's Investors Services, Inc. and Standard and Poor's Corporation that upon termination the Perpetual Preferred Stock will be rated by them no lower than "a3" and "A-", respectively. For these purposes the Perpetual Preferred Stock will no longer be deemed outstanding at such time as an effective notice of redemption of all of the Perpetual Preferred Stock shall have been given by the Company and funds sufficient to effectuate such redemption shall have been deposited with the party designated for such purpose in the notice. In addition, any termination of the Keep Well Agreement by the Company must be consented to by Fuji Bank. Any such termination will not relieve the Company of its obligations in respect of any NW Preferred Stock outstanding on the date of termination or the dividends thereon, any amounts owed in respect of Liquidity Advances on the date of termination or the unpaid principal or interest on those Liquidity Advances or Fuji Bank's fee relating to the Liquidity Commitment. Any such termination will not adversely affect the Company's commercial paper obligations outstanding on the date of termination. The Agreement can be modified or amended by a written agreement of Fuji Bank and the Company. However, no such modification or amendment may change the prohibition against termination before December 31, 2002. Further, no such modification or amendment may adversely affect the Company's then-outstanding commercial paper obligations.

  Under the Agreement, the Company's commercial paper obligations and any other debt instruments are solely the obligations of the Company. The Agreement is not a guarantee by Fuji Bank of the payment of the Company's commercial paper obligations, indebtedness, liabilities or obligations of any kind.

                            SELECTED FINANCIAL DATA

  The following selected financial data of the Company and its consolidated subsidiaries have been derived from information contained in, and should be read in conjunction with, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Company's Quarterly Report on Form 10-Q for the six month period ended June 30, 1995.

                          FOR THE SIX
                         MONTHS ENDED
                           JUNE 30,       FOR THE YEAR ENDED DECEMBER 31,
                         --------------  --------------------------------------
                          1995    1994    1994    1993    1992    1991    1990
                         ------  ------  ------  ------  ------  ------  ------
                          (UNAUDITED)
                                      (DOLLARS IN MILLIONS)
Income Statement Data:
 Interest income........ $  420  $  321  $  702  $  620  $  634  $  730  $  813
 Interest expense.......    231     149     336     264     295     406     488
                         ------  ------  ------  ------  ------  ------  ------
  Net interest income...    189     172     366     356     339     324     325
 Fees and other income..     72      83     170     138     101      95      84
 Income of international
  joint ventures........     17      10      21      23      26      19      20
                         ------  ------  ------  ------  ------  ------  ------
  Operating revenues....    278     265     557     517     466     438     429
 Operating expenses.....    102      90     195     174     169     167     181
 Provision for losses...     78      90     188     210     252     201     144
                         ------  ------  ------  ------  ------  ------  ------
  Income before income
   taxes, minority
   interest and tax ac-
   counting credit......     98      85     174     133      45      70     104
 Income tax
  provision/(benefit)...     31      20      51      11      (5)      3      18
 Minority interest in
  international
  income................      3       2       5       5       3       3       2
                         ------  ------  ------  ------  ------  ------  ------
  Income before tax ac-
   counting credit......     64      63     118     117      47      64      84
 Cumulative effect of a
  change in accounting
  principle for income
  taxes.................    --      --      --      --       41     --      --
                         ------  ------  ------  ------  ------  ------  ------
 Net income............. $   64  $   63  $  118  $  117  $   88  $   64  $   84
                         ======  ======  ======  ======  ======  ======  ======
 Ratio of earnings to
  fixed charges (See
  exhibit 12)...........   1.42x   1.56x   1.51x   1.49x   1.15x   1.17x   1.21x
                         ======  ======  ======  ======  ======  ======  ======
                           JUNE 30,                 DECEMBER 31,
                         --------------  --------------------------------------
                          1995    1994    1994    1993    1992    1991    1990
                         ------  ------  ------  ------  ------  ------  ------
                          (UNAUDITED)
                                      (DOLLARS IN MILLIONS)
Balance Sheet Data:
 Receivables............ $8,137  $7,644  $7,616  $7,062  $7,465  $7,171  $7,343
 Allowance for losses of
  receivables...........    241     235     231     221     224     170     180
 Investments............    653     506     634     370     280     184     174
 Investment in interna-
  tional joint ventures.    221     163     174     144     140     129     123
 Total assets........... $9,077  $8,350  $8,476  $7,913  $7,952  $7,529  $7,772
                         ======  ======  ======  ======  ======  ======  ======
 Senior debt:
  Commercial paper and
   short-term
   borrowings........... $2,726  $2,244  $2,451  $1,981  $2,422  $2,797  $3,268
  Notes and debentures..  4,247   4,053   3,930   3,893   3,521   2,809   2,252
 Subordinated debt......    --      --      --      --      --       88     196
 Junior subordinated
  debt..................    --      --      --       75     225     230     234
                         ------  ------  ------  ------  ------  ------  ------
  Total debt............ $6,973  $6,297  $6,381  $5,949  $6,168  $5,924  $5,950
                         ======  ======  ======  ======  ======  ======  ======
 Preferred stock........ $  150  $  150  $  150  $  150  $  150  $   25  $  300
 Common equity..........  1,222   1,151   1,180   1,103     994     943     891
                         ------  ------  ------  ------  ------  ------  ------
  Total stockholders'
   equity............... $1,372  $1,301  $1,330  $1,253  $1,144  $  968  $1,191
                         ======  ======  ======  ======  ======  ======  ======
 Ratio of commercial pa-
  per and short-term
  borrowings to total
  debt..................     39%     36%     38%     33%     39%     47%     55%
                         ======  ======  ======  ======  ======  ======  ======
 Ratio of debt to total
  stockholders' equity..    5.1x    4.9x    4.8x    4.7x    5.4x    6.1x    5.0x
                         ======  ======  ======  ======  ======  ======  ======

                                USE OF PROCEEDS

  Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Company and will be available for the repayment of short-term borrowings and for other corporate purposes.

  From time to time, the Company may engage in additional public or private financings of a character and amount that the Company may deem appropriate.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the indentures under which the Securities are to be issued. The particular terms of each issue of Offered Securities, as well as any modifications or additions to such general terms that may apply in the case of such Offered Securities, will be described in the Prospectus Supplement relating to such Offered Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular issue of Offered Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

  The Senior Securities are to be issued under an indenture dated as of September 1, 1995 between the Company and Shawmut Bank Connecticut, National Association ("Shawmut"), as Trustee, or pursuant to an indenture described below (such indentures, as at any time amended, being referred to herein individually as a "Senior Indenture" or collectively as the "Senior Indentures"); the Subordinated Securities are to be issued under an indenture dated as of September 1, 1995 between the Company and Shawmut, as Trustee, or pursuant to an indenture described below (such indentures, as at any time amended, being referred to herein individually as a "Subordinated Indenture" or collectively as the "Subordinated Indentures"); and the Junior Subordinated Securities are to be issued under an indenture dated as of September 1, 1995 between the Company and Shawmut, as Trustee, or pursuant to an indenture described below (such indentures being referred to herein individually as a "Junior Subordinated Indenture" or collectively as the "Junior Subordinated Indentures"). Each of the Senior Securities, the Subordinated Securities and the Junior Subordinated Securities, respectively, may also be issued under an indenture in the form of such indenture for each such class of Debt Securities, respectively, filed as an exhibit to the Registration Statement, for which the related Trustee will be qualified in accordance with the rules and regulations of the Commission on or about the time of their respective issuance. The forms of the Senior Indentures, the Subordinated Indentures and the Junior Subordinated Indentures are filed as exhibits to the Registration Statement and are sometimes referred to herein individually as an "Indenture" and collectively as the "Indentures". The following description of the Indentures and summaries of certain provisions thereof do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the respective Indentures. All section references appearing herein are to sections of the applicable Indenture or Indentures, and capitalized terms defined in the Indentures are used herein as therein defined.

  There is no requirement that future issues of debt securities of the Company be issued under any of the Indentures, and the Company will be free to employ other indentures or documentation containing provisions different from those included in the Indentures or applicable to one or more issues of Offered Securities, in connection with future issues of such other debt securities.

GENERAL

  Each Indenture provides that the Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, and may be denominated in any currency or currency unit, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such

Indenture. (Section 3.01). Each Indenture also provides that there may be more than one Trustee under such Indenture, each with respect to one or more series of Debt Securities. The Trustee under any Indenture may resign or be removed with respect to one or more series of Debt Securities issued under such Indenture, and a successor Trustee may be appointed to act with respect to such series. (Section 8.10). If two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the same Indenture, each such Trustee shall be a Trustee of a trust under such Indenture separate and apart from the trust administered by any other such Trustee (Section 8.11), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under such Indenture.

  Reference is made to the Prospectus Supplement for the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities and whether such Debt Securities will be Senior Debt, Subordinated Debt or Junior Subordinated Debt of the Company; (2) any limit on the aggregate principal amount of the Debt Securities; (3) the percentage of their principal amount for which the Debt Securities will be issued; (4) the date or dates on which the principal of (and premium, if any, on) the Debt Securities will be payable; (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which the Debt Securities will bear interest, if any; (6) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal of (and premium, if any) and interest, if any, on such Debt Securities may be payable; (7) the date or dates from which any such interest will accrue, the date or dates on which any such interest will be payable and the regular record dates for such interest payment dates; (8) the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable; (9) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company, pursuant to any sinking fund or otherwise, if the Company is to have such an option, and whether any special terms and conditions of redemption shall apply if the Debt Securities are Registered Securities (as hereinafter defined) or Unregistered Securities (as hereinafter defined); (10) the obligation, if any, of the Company to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (11) any Events of Default with respect to the Debt Securities in addition to those set forth in the respective Indenture; and (12) any other terms of the Debt Securities not inconsistent with the provisions of the respective Indenture.

  The Company will comply with Rule 14e-1 promulgated under the 1934 Act, and any other tender offer rules under the 1934 Act which may then be applicable in connection with any obligation of the Company to purchase Debt Securities at the option of the Holders thereof. Any such obligation applicable to an issue of Offered Securities will be described in the Prospectus Supplement relating thereto.

  The Debt Securities may be issued in fully registered form without coupons ("Fully Registered Securities"), or in a form registered as to principal only with coupons ("Registered Securities") or in bearer form with or without coupons ("Unregistered Securities"). The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement. The specific depositary arrangement with respect to a series of Debt Securities or any part thereof will be described in the applicable Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only as Fully Registered Securities in denominations of $1,000 and any integral multiple thereof and will be payable in United States Dollars. (Section 3.02).

  An investment in Debt Securities indexed, as to principal or interest or both, to one or more values of currencies (including exchange rates between currencies), commodities or interest rate indices entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. If the interest rate of such a Debt Security is so indexed, it may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued at the same time, including the possibility that no interest will be paid, and, if the principal amount of such a Debt Security is so indexed, the principal amount payable at maturity may be less than the original purchase price of such Debt Security if allowed pursuant to the terms of such Debt Security, including the possibility that no principal will be paid. The secondary market for such Debt Securities will be affected by a number of factors, independent of the creditworthiness of the issuer and the value of the applicable currency, commodity or interest rate index, including the volatility of the applicable currency, commodity or interest rate index, the time remaining to the maturity of such Debt Securities, the amount outstanding of such Debt Securities and market interest rates. The value of the applicable currency, commodity or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. Additionally, if the formula used to determine the principal amount or interest payable with respect to such Debt Securities contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index will be increased. The historical experience of the relevant currencies, commodities or interest rate indices should not be taken as an indication of future performance of such currencies, commodities or interest rate indices during the term of any Debt Security. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Debt Securities and the suitability of such Debt Securities in light of their particular circumstances.

  If any of the Debt Securities are sold for foreign currencies or foreign currency units or if the principal of (and premium, if any) and interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

  The Debt Securities will be unsecured obligations of the Company. None of the Company's outstanding debt securities are, and none of the Debt Securities will be, guaranteed by Fuji Bank.

CERTAIN DEFINITIONS

  The following terms are defined in each Indenture. (Sections 1.01 and 12.07).

  The term "Consolidated Net Tangible Assets" is defined to mean the total of all assets reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in accordance with generally accepted accounting principles, at their net book values (after deducting related depreciation, depletion, amortization and all other valuation reserves which, in accordance with such principles, should be set aside in connection with the business conducted), but excluding goodwill, unamortized debt discount and all other like segregated intangible assets, and amounts on the asset side of such balance sheet for capital stock of the Company, all as determined in accordance with such principles, less the aggregate of the current liabilities of the Company and its consolidated Subsidiaries reflected on such balance sheet, all as determined in accordance with such principles. For purposes of this definition, "current liabilities" include all indebtedness for money borrowed, incurred, issued, assumed or guaranteed by the Company and its consolidated Subsidiaries, credit balances of factoring clients and other payables and accruals, in each case payable on demand or due within one year of the date of determination of Consolidated Net Tangible Assets, all as reflected on such consolidated balance sheet of the Company and its consolidated Subsidiaries, prepared in accordance with generally accepted accounting principles.

  The term "Debt" is defined to mean all liabilities, whether issued or assumed
(i) in respect of money borrowed or (ii) evidenced by note, debenture or other like written obligation to pay money, and (iii) all guarantees (x) in respect of money borrowed by third persons or (y) in respect of obligations of third persons evidenced by note, debenture or other like written obligation of such third persons to pay money.

  The term "Finance Business" is defined to mean the business of making loans, extending credit, or providing financial accommodations to any person and such activities as may be incidental thereto; including, but not limited to: the purchase of obligations growing out of the sale or lease of all types of consumer, commercial and industrial property; the making of loans to individuals and business enterprises, including the extension of wholesale or floor plan accommodations to permit distributors and dealers to carry inventories for resale; factoring; leasing of tangible personal property to others; mortgage brokerage and servicing; and other business of a similar character to the extent that other companies similarly situated, within the limits of sound trade practice, may have heretofore engaged or may hereafter engage in such other business.

  The term "Junior Subordinated Debt" is defined to mean all Debt of the Company which is by its terms made subordinate and junior to Senior Debt and Subordinated Debt.

  The term "Lien" is defined to mean any mortgage, pledge, security interest or lien.

  The term "Restricted Subsidiary" is defined to mean any Subsidiary of the Company or of a Restricted Subsidiary (i) which is primarily engaged in the Finance Business, (ii) which conducts such Finance Business primarily in the United States and (iii) of which the Company and/or a Restricted Subsidiary owns 51% or more of each class of its Voting Stock.

  The term "Senior Debt" is defined to mean all Debt of the Company which is not by its terms made subordinate or junior in right of payment with respect to the general assets of the Company to any other Debt of the Company.

  The term "Subordinated Debt" is defined to mean all Debt of the Company which is by its terms made subordinate or junior in right of payment to any other Debt of the Company, except Junior Subordinated Debt.

  The term "Subsidiary" is defined to mean any corporation of which more than 50% of the Voting Stock other than directors' qualifying shares (if any) shall at the time be owned by the Company and/or one or more Subsidiaries.

  The term "Voting Stock" is defined to mean stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

CERTAIN RESTRICTIONS

  The Company agrees in each Indenture that it will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien on property of any character of the Company or any Restricted Subsidiary to secure indebtedness for money borrowed, incurred, issued, assumed or guaranteed by the Company or any Restricted Subsidiary ("indebtedness") unless: (1) the Lien equally and ratably secures the Securities and the indebtedness (subject, in the case of Securities constituting either Subordinated Debt or Junior Subordinated Debt, to subordination of respective rights of payment as provided in the Subordinated Indenture or the Junior Subordinated Indenture, as the case may be); or (2) the Lien is on property or shares of stock of a corporation at the time the corporation becomes a Restricted Subsidiary or merges into or consolidates with the Company or a Restricted Subsidiary; or (3) the Lien is on property at the time the

Company or a Restricted Subsidiary acquires the property; or (4) the Lien secures indebtedness incurred to finance all or part of the purchase price or cost of construction of property of the Company or a Restricted Subsidiary; or
(5) the Lien secures indebtedness of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary; or (6) the Lien is on property of a person at the time the person transfers or leases all or substantially all of its assets to the Company or a Restricted Subsidiary; or (7) the Lien is in favor of a government or governmental entity and is for taxes or assessments or secures payments pursuant to a contract or statute; or (8) the Lien arises out of a judgment, decree or court order or the Lien arises in connection with other proceedings or actions at law or in equity; or (9) the Lien is on receivables of the Company, or cash, deposited or otherwise subjected to a Lien as a basis for the issuance of bankers' acceptances or letters of credit in connection with any financing of customers' operations by the Company or any Restricted Subsidiary; or (10) the Lien is on property (or any receivables arising in connection with the lease thereof) acquired by the Company or a Restricted Subsidiary through repossession, foreclosure or like proceeding and secures indebtedness incurred at the time of such acquisition or at any time thereafter to finance all or part of the cost of maintenance, improvement or construction relating thereto; or (11) the Lien is created in favor of the Small Business Administration on property owned by a Restricted Subsidiary which is organized as a small business investment company under Title 15, 681, of the United States Code; or (12) the Lien extends, renews or replaces in whole or in part a Lien enumerated in clauses (1) through (11) above; or (13) the Lien secures indebtedness of the Company or a Restricted Subsidiary and the sum of the following does not exceed 10% of Consolidated Net Tangible Assets:
(x) such indebtedness plus (y) other indebtedness of the Company and its Restricted Subsidiaries secured by Liens on property of the Company and its Restricted Subsidiaries, excluding indebtedness secured by a Lien existing as of the date of the Indenture and excluding indebtedness secured by a Lien permitted by one of clauses (1) through (12) above. (Section 12.07).

  Each Indenture provides that the Company may omit in any particular instance to comply with any part or the entirety of the foregoing restriction on Liens if the Holders of at least a majority in principal amount of the Debt Securities at the time Outstanding of each series that is affected thereby shall either waive such compliance in such instance or generally waive compliance. (Section 12.08).

  None of the Indentures limits the amount of Senior Debt, Subordinated Debt or Junior Subordinated Debt that may be incurred by the Company. However, under certain restrictive provisions of other indentures and agreements, the Company has covenanted that it will not at any time permit the aggregate principal amount of all Debt which is reflected on the consolidated balance sheets of the Company to exceed 10 times consolidated stockholders' equity, determined in accordance with generally accepted accounting principles. The foregoing provisions are contained in certain indentures and agreements of varying terms, the longest of which is currently scheduled to expire on May 15, 2002. None of the Indentures affects the Company's ability to terminate or amend such provisions prior to such date.

MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS

  Each Indenture provides that the Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (a) the corporation formed by such consolidation or into which the Company is merged or the person which shall have acquired by conveyance or transfer, or which leases such properties and assets shall be a corporation organized and existing under the laws of the United States, or any State or the District of Columbia, and shall assume payment of the principal of (and premium, if any) and interest, if any, on the Debt Securities and the performance or observance of every covenant to be performed or observed by the Company under the Indenture, (b) immediately thereafter, no Event of Default (or event which, with notice or lapse of time, or both, would be such) shall have happened and be continuing and (c) certain other conditions have been met. (Section 10.01). If any such transaction were to occur, then, provided that all such conditions were satisfied, the Company would be discharged from all of its obligations and covenants under the Indenture and the Debt Securities. (Section 10.02).

PAYMENT AND TRANSFER

  Principal of, premium, if any, and interest, if any, on Fully Registered Securities is to be payable at the Corporate Trust Office of the Trustee under the applicable Indenture or any other office maintained by the Company for such purposes, provided that payment of interest, if any, on Fully Registered Securities may be made at the option of the Company by check mailed to the persons in whose names such Securities are registered at the close of business on the day or days specified in the applicable Prospectus Supplement. (Sections 3.08, 3.12). The principal of, premium, if any, and interest, if any, on Debt Securities in other forms will be payable in such manner and at such place or places as may be designated by the Company and specified in the applicable Prospectus Supplement. (Section 3.12).

  Fully Registered Securities may be transferred or exchanged at the Corporate Trust Office of the Trustee under the applicable Indenture or at any other office or agency maintained by the Company for such purposes, subject to the limitations in the applicable Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. Provisions with respect to the transfer and exchange of Debt Securities in other forms will be set forth in the applicable Prospectus Supplement. (Section 3.05).

BOOK ENTRY, DELIVERY AND FORM

  If the accompanying Prospectus Supplement so indicates, the Debt Securities will be represented by one or more certificates (the "Global Securities"). The Global Security representing Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or other successor depository appointed by the Company (DTC or such other depository is herein referred to as the "Depository") and registered in the name of the Depository or its nominee.

  DTC currently limits the maximum denomination of any single Global Security to $200,000,000. Therefore, for purposes hereof, "Global Security" refers to the Global Security or Global Securities representing the entire issue of Debt Securities.

  DTC has advised the Company and any underwriters, dealers or agents named in the accompanying Prospectus Supplement as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon the issuance by the Company of Debt Securities represented by a Global Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the underwriters, dealers or agents. Ownership of beneficial interests in the Global Security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Debt Securities represented by the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of participants in DTC), or by participants in DTC or persons that may hold interests through such participants (with respect to persons other than participants in DTC). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

  So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in Debt Securities represented by the Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

  Payments of principal of and interest, if any, on the Debt Securities represented by the Global Security registered in the name of DTC or its nominee will be made by the Company through the Trustee under the applicable Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the applicable Indenture to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been advised that DTC, upon receipt of any payment of principal or interest in respect of a Global Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Security as shown on the records of DTC. The Company expects that payments by participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

  If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Debt Securities represented by such Global Security.

SAME-DAY SETTLEMENT

  If the accompanying Prospectus Supplement so indicates, settlement for the Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all applicable payments of principal and interest on the Debt Securities will be made by the Company in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debt Securities subject to settlement in immediately available funds will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debt Securities will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Except as may otherwise be set forth in the applicable Prospectus Supplement, each Indenture provides that the following events are Events of Default with respect to any series of Debt Securities issued thereunder: (a) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity, upon redemption (if applicable) or otherwise; (b) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (c) default for 60 days after written notice in the performance of any other covenant in respect of the Debt Securities of such series contained in such Indenture or in such Debt Securities; (d) (i) an Event of Default with respect to any other series of Debt Securities issued pursuant to such Indenture, or (ii) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed, issued, assumed or guaranteed by the Company having unpaid principal in excess of $2,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any such indebtedness for money borrowed, whether such indebtedness now exists or shall hereafter be created, which Event of Default or default, as the case may be, in either such case, shall have resulted in such other series of Debt Securities or such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such other series of Debt Securities or such indebtedness having been discharged or such declaration of acceleration having been rescinded or annulled within a period of 60 days after there shall have been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Securities of such series, a written notice specifying such Event of Default or default, as the case may be, and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" under the Indenture, unless at the end of such 60-day period and thereafter the Event of Default or default is being contested in good faith by the Company; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its property; and (f) any other Event of Default provided in or pursuant to the applicable resolution of the Board of Directors, or established in the supplemental indenture under which such series of Debt Securities is issued. (Section 7.01). No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Securities issued under the same or another Indenture.

  Within 90 days after the occurrence of any default with respect to any series of Debt Securities, the Trustee for such series must give the Holders of such Debt Securities notice of all defaults of which it has knowledge and that have not been cured or waived. Nevertheless, the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of principal, premium or interest) if and so long as it determines that the withholding of such notice is in the interest of such Holders. (Section 8.02).

  If an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities of such series may declare the principal thereof (or, in the case of a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the Prospectus Supplement respecting the offer and sale of such Debt Securities) to be due and payable immediately. (Section 7.02).

  Each Indenture contains a provision entitling the Trustee to be indemnified by the Holders of Debt Securities issued thereunder before proceeding to exercise any right or power under such Indenture at the request of any Holders. (Section 8.03). Each Indenture provides that the Holders of a majority in principal amount of the outstanding Securities of any series issued thereunder may, with certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, with respect to the Debt Securities of such series. (Section 7.12). The right of a Holder to institute a proceeding with respect to the applicable Indenture is subject to certain conditions precedent, including notice and indemnity to the applicable Trustee, but each Holder has an absolute right to the receipt of principal, premium, if any, and interest, if any, at the respective Stated Maturities of the Debt Securities (or, in the case of a redemption, on the Redemption Date) or to institute suit for the enforcement thereof. (Sections 7.07 and 7.08).

  The Holders of at least a majority in principal amount of the outstanding Securities of any series may, on behalf of the Holders of all such Securities, waive any past default, except (a) a default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series at maturity, upon redemption or otherwise, and (b) a default in respect of any covenant or provision of the applicable Indenture that cannot be amended or modified without the consent of the Holder of each of the outstanding Securities affected. (Section 7.13).

  Each Indenture requires the Company to furnish to the applicable Trustee annual statements as to the fulfillment by the Company of its obligations under such Indenture. (Section 12.05).

MODIFICATION OF THE INDENTURES

  Modifications and amendments of any Indenture may be made by the Company and the applicable Trustee with the consent of the Holders of a majority in principal amount of each series of the Debt Securities at the time outstanding that is affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each of the outstanding Securities affected thereby: (i) modify the terms of payment of principal or interest;
(ii) reduce the above-stated percentage of Holders of outstanding Securities necessary to modify or amend such Indenture or to waive compliance by the Company with any restrictive covenant; or (iii) subordinate the indebtedness evidenced by the Debt Securities to any indebtedness of the Company other than to subordinate Subordinated Debt to Senior Debt or to subordinate Junior Subordinated Debt to Senior Debt and Subordinated Debt. (Section 11.02).

SATISFACTION AND DISCHARGE

  Each Indenture provides that the Company shall be discharged from its obligations under the Debt Securities of a series at any time prior to the Stated Maturity or redemption thereof when (a) the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, (b) the Company has paid all other sums payable with respect to the Debt Securities of such series, (c) if the deposit occurs more than one year prior to the Stated Maturity or redemption of the Debt Securities of such series, the Company has delivered to the Trustee an opinion of recognized tax counsel to the effect that such deposit and discharge will not result in recognition by the Holders of the Debt Securities of such series of income, gain or loss for Federal income tax purposes (other than income, gain or loss which would have been recognized in like amount and at a like time absent such deposit and discharge) and (d) the Company has delivered to the Trustee an Opinion of Counsel as to certain other matters. Upon such discharge, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series, and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. (Sections
6.01 and 6.03). However, each Indenture provides that, if the Trustee is unable to apply any money or obligations deposited with the Trustee by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, or by reason of the Trustee's inability to convert any such money or Government Obligations into the currency or currency unit required to be paid with respect to the Debt Securities of such series, the Company's obligations under the Indenture will be reinstated until such time as the Trustee is permitted to apply all such money and obligations in accordance with the provisions of such Indenture. (Section 6.04).

THE SENIOR SECURITIES

  The Senior Securities are to be issued under one of the Senior Indentures. Each series of Senior Securities will constitute Senior Debt and will rank equally with each other series of Senior Securities. All Subordinated Debt (including, but not limited to, all Subordinated Securities) and all Junior Subordinated Debt (including, but not limited to, all Junior Subordinated Securities) will be subordinated to the Senior Securities.

THE SUBORDINATED SECURITIES

  The Subordinated Securities are to be issued under one of the Subordinated Indentures. Each series of Subordinated Securities will constitute Subordinated Debt and will rank equally with each other series of Subordinated Securities. All Junior Subordinated Debt (including, but not limited to, all Junior Subordinated

Securities) will be subordinated to the Subordinated Securities, and the Subordinated Securities will be subordinated to all Senior Debt (including, but not limited to, all Senior Securities).

  In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Company or to its property, or if any Subordinated Security is declared due and payable because of the occurrence of an Event of Default, then, in either event, all principal of, premium, if any, and interest, if any, on all Senior Debt will be paid in full before any payment is made on such Subordinated Security. (Section 14.01 of the Subordinated Indenture).

THE JUNIOR SUBORDINATED SECURITIES

  The Junior Subordinated Securities are to be issued under one of the Junior Subordinated Indentures. Each series of Junior Subordinated Securities will rank equally with each other series of Junior Subordinated Securities. The Junior Subordinated Securities will be subordinated to all Senior Debt (including, but not limited to, all Senior Securities) and all Subordinated Debt (including, but not limited to, all Subordinated Securities).

  In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Company or to its property, or if any Junior Subordinated Security is declared due and payable because of the occurrence of an Event of Default, then, in either event, all principal of, premium, if any, and interest, if any, on all Senior Debt and all Subordinated Debt will be paid in full before any payment is made on such Junior Subordinated Security. (Section 14.01 of the Junior Subordinated Indenture).

  As of June 30, 1995, the aggregate principal amount of Senior Debt outstanding was $6.97 billion and there was no outstanding Subordinated Debt or Junior Subordinated Debt.

CONCERNING SHAWMUT BANK CONNECTICUT, NATIONAL ASSOCIATION

  Shawmut Bank Connecticut, National Association will serve as Trustee under a Senior Indenture, a Subordinated Indenture and a Junior Subordinated Indenture. It is anticipated that Shawmut will be appointed as Successor Trustee for the Company under a senior indenture, dated as of February 24, 1993 between the Company and The First National Bank of Boston, as Trustee, pursuant to which there have been six series of senior debt securities issued, and under a junior subordinated indenture dated, as of February 24, 1993 between the Company and The First National Bank of Boston, as Trustee, pursuant to which there have been no issuances. Shawmut is a depository of the Company, has extended formal lines of credit to the Company and has performed certain other services for the Company in the ordinary course of business.

                            DESCRIPTION OF WARRANTS

  The following statements with respect to the Warrants are summaries of, and subject to, the detailed provisions of a Warrant Agreement (the "Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Warrant Agent"), a form of which is filed as an exhibit to the Registration Statement.

GENERAL

  The Warrants, evidenced by Warrant certificates (the "Warrant Certificates"), may be issued under the Warrant Agreement independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following:
(i) the offering price, if any; (ii) the designation, aggregate principal amount, and terms of the Debt Securities purchasable upon exercise of the Warrants; (iii) if applicable, the designation and terms of the Debt Securities with which the

Warrants are issued and the number of Warrants issued with each such Debt Security; (iv) if applicable, the date on and after which the Warrants and the related Debt Securities will be separately transferable; (v) the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vi) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (vii) federal income tax consequences; (viii) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form; and (ix) any other material terms of the Warrants.

  Warrant Certificates may be exchanged for new Warrant Certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the Warrant Agent or any Co-Warrant Agent, which will be listed in the Prospectus Supplement, or at such other office as may be set forth therein. Warrantholders do not as such have any of the rights of Holders of Debt Securities and are not entitled to payments of principal of and interest, if any, on such Debt Securities.

EXERCISE OF WARRANTS

  Warrants may be exercised by surrendering the Warrant Certificate at the corporate trust office of the Warrant Agent or at the corporate trust office of the Co-Warrant Agent, if any, with the form of election to purchase on the reverse side of the Warrant Certificate properly completed and executed, and by payment in full of the exercise price, as set forth in the Prospectus Supplement. Upon the exercise of Warrants, the Warrant Agent or Co-Warrant Agent, if any, will, as soon as practicable, deliver the Debt Securities in authorized denominations in accordance with the instructions of the exercising Warrantholder and at the sole cost and risk of such holder. If less than all of the Warrants evidenced by the Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                              PLAN OF DISTRIBUTION

  The Company may sell the Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers; or
(iii) through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

  If underwriters are used in a sale of any Securities, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale;
(iii) at prices relating to such prevailing market prices; or (iv) at negotiated prices. The Securities may either be offered to the public through underwriting syndicates represented by managing underwriters or may be offered to the public directly by one or more underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase all of the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Securities will be named, and any commission payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, underwriters, dealers and other persons may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to, certain payments that such persons may be required to make in respect thereof. Agents, underwriters, dealers, or such other persons may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

  Certain legal matters in connection with the Securities have been passed upon for the Company by Sylvia L. Bateman, Esq., Associate General Counsel, Group General Counsel and Assistant Secretary of the Company, and for the underwriters or agents, if any, by McDermott, Will & Emery, 227 W. Monroe Street, Chicago, Illinois 60606. McDermott, Will & Emery from time to time acts as counsel in certain matters for the Company and certain of its subsidiaries.

                                    EXPERTS

  The financial statements and schedules incorporated in this Prospectus and elsewhere in the Registration Statement by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and the financial statements for the five years ended December 31, 1994 from which the five-year selected financial data included in this Prospectus have been derived, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. These financial statements, schedules and five-year selected financial data forming a part of this Prospectus and Registration Statement have been included or incorporated by reference, as the case may be, herein in reliance upon the authority of said firm as experts in giving such reports. The interim financial statements for the six month periods ended June 30, 1994 and June 30, 1995 have not been audited.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses, other than underwriting discounts, in connection with the issuance and distribution of the Securities covered hereby are, subject to further contingencies, estimated to be as follows:

      Registration Statement filing fee............................ $  862,069*
      Printing and engraving.......................................    225,000
      Legal fees and expenses......................................     60,000
      Blue Sky fees and expenses...................................     30,000
      Accounting fees and expenses.................................     50,000
      Trustees' fees and expenses..................................     60,000
      Rating Agency fees...........................................    800,000
      Miscellaneous................................................     12,931
                                                                    ----------
          Total.................................................... $2,100,000
                                                                    ==========

--------
*Actual

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The registrant, a Delaware corporation, is empowered by section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director or officer of the registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. In effect, the by-laws of the registrant provide for indemnification by the registrant of its directors and officers to the full extent permitted by the Delaware General Corporation Law. Also, as permitted by the Delaware General Corporation Law, the registrant's Restated Certificate of Incorporation eliminates the personal liability of each director of the Company to the Company or its stockholders for monetary damages arising out of or resulting from any breach of his fiduciary duty as a director, except where such director breached his duty of loyalty to the Company or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, paid an unlawful dividend, approved an unlawful stock purchase or redemption, or obtained an improper personal benefit.

  Reference is made to the form of Underwriting Agreement Basic Provision filed as Exhibit 1(a) hereto and to the form of Distribution Agreement filed as
Exhibit 1(b) hereto for a description of the indemnification arrangements in connection with any offering through underwriters or agents of the Securities registered hereby. Similar indemnification provisions were contained in the underwriting agreements executed in connection with prior offerings and sales of securities by the registrant.

ITEM 16. EXHIBITS

  The exhibits to this registration statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the statutory, charter and by-law provisions, the underwriting agreement or otherwise referred to in Item 15 of the registration statement, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (6) To file an application for the purpose of determining the eligibility of the trustee under Subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE 7TH DAY OF SEPTEMBER, 1995. THE REGISTRANT BELIEVES THAT THE SECURITY RATING TO BE ASSIGNED TO THE SECURITIES REGISTERED HEREUNDER WILL MAKE THE SECURITIES "INVESTMENT GRADE SECURITIES" PURSUANT TO TRANSACTION REQUIREMENT B.2 OF FORM S-3.

                                          Heller Financial, Inc.

                                          By __________________________________
                                                     Michael S. Blum
                                                     Michael S. Blum
                                          Chairman and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                                          By __________________________________
By __________________________________                       *
           Michael S. Blum                          Michael J. Litwin
           Michael S. Blum                             (Director)
 (Chairman, Chief Executive Officer
            and Director)

                                          By __________________________________

                                                            *
By __________________________________              Dennis P. Lockhart
                  *                                    (Director)
            Hajime Maeda

             (Director)                   By __________________________________

                                                            *
By __________________________________              Lauralee E. Martin
         Richard J. Almeida                            (Director)
         Richard J. Almeida

  (Executive Vice President, Chief        By __________________________________
   Financial Officer and Director)                          *

                                                     Kenji Miyamoto
By __________________________________                  (Director)
          Lawrence G. Hund

          Lawrence G. Hund                By __________________________________
 (Senior Vice President, Controller                         *
    and Chief Accounting Officer)                      Osamu Ogura

                                                       (Director)
By __________________________________

                  *                       By __________________________________
          Tetsuya Fukabori                                  *
             (Director)                              Atsushi Takano

                                                       (Director)
By __________________________________

                  *                       By __________________________________
            Hidehiko Ide                                    *
             (Director)                            Mitchell F. Vernick

                                                       (Director)
By __________________________________

                  *                       By __________________________________
           Minoru Itosaka                                   *
             (Director)                              Kenji Watanabe

                                                       (Director)
By __________________________________

                                          *By _________________________________
             Mark Kessel                            Sylvia L. Bateman
             (Director)                             Sylvia L. Bateman

                                                   (Attorney-in-Fact)
By __________________________________
                  *
         Tomonori Kobayashi
             (Director)

September 7, 1995

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
   EXHIBIT                                                           NUMBERED
   NUMBER                                                              PAGE
   -------                                                         ------------
      ++1(a) --Underwriting Agreement Basic Provisions dated
              September 8, 1995 for dollar denominated
              Securities distributed in the United States. An
              Underwriting Agreement relating to Securities
              distributed outside the United States or for
              Securities denominated in foreign currencies or
              foreign currency units will be filed as an Exhibit
              to a Current Report on Form 8-K and incorporated
              herein by reference...............................
        1(b) --Form of Distribution Agreement will be filed as
              an Exhibit to a Current Report on Form 8-K and
              incorporated herein by reference..................
       *4(a) --Heller Financial, Inc. Standard Multiple-Series
              Indenture Provisions dated February 5, 1987.......
      ++4(b) --Form of Indenture dated as of September 1, 1995
              between the Company and Shawmut Bank Connecticut,
              National Association, as Trustee, with respect to
              the Senior Securities. The form or forms of Senior
              Securities with respect to each particular
              offering will be filed as an Exhibit to a Current
              Report on Form 8-K and incorporated herein by
              reference.........................................
      ++4(c) --Form of Indenture dated as of September 1, 1995
              between the Company and Shawmut Bank Connecticut,
              National Association, as Trustee, with respect to
              the Subordinated Securities. The form or forms of
              Subordinated Securities with respect to each
              particular offering will be filed as an Exhibit to
              a Current Report on Form 8-K and incorporated
              herein by reference...............................
      ++4(d) --Form of Indenture dated as of September 1, 1995
              between the Company and Shawmut Bank Connecticut,
              National Association, as Trustee, with respect to
              the Junior Subordinated Securities. The form or
              forms of Junior Subordinated Securities with
              respect to each particular offering will be filed
              as an Exhibit to a Current Report on Form 8-K and
              incorporated herein by reference..................
      ++4(e) --Form of Indenture with respect to Senior
              Securities........................................
      ++4(f) --Form of Indenture with respect to Subordinated
              Securities........................................
      ++4(g) --Form of Indenture with respect to Junior
              Subordinated Securities...........................
      **4(h) --Form of Warrant Agreement to be entered into
              between the Company and the Warrant Agent
              (including form of Warrant Certificate)...........
         ++5 --Opinion of Sylvia L. Bateman, Esq., Associate
              General Counsel, Group General Counsel and
              Assistant Secretary of the Company, as to the
              validity of the Securities........................
       ***12 --Computation of Ratio of Earnings to Fixed
              Charges...........................................
     ++23(a) --Consent of Arthur Andersen LLP...................
     ++23(b) --Consent of Sylvia L. Bateman (Included in Exhibit
              5 hereto).........................................
     ++24(a) --Powers of Attorney...............................
     ++24(b) --Unanimous Consent of the Executive Committee of
              the Board of Directors of the Company dated as of
              September 1, 1995.................................
     ++25(a) --Form T-1 Statement of Eligibility and
              Qualification under the Trust Indenture Act of
              1939 of Shawmut Bank Connecticut, National
              Association, under the Indenture for Senior
              Securities........................................

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
                                                                    SEQUENTIALLY
   EXHIBIT                                                            NUMBERED
   NUMBER                                                               PAGE
   -------                                                          ------------
     ++25(b) --Form T-1 Statement of Eligibility and
              Qualification under the Trust Indenture Act of 1939
              of Shawmut Bank Connecticut, National Association
              under the Indenture for Subordinated Securities....
     ++25(c) --Form T-1 Statement of Eligibility and
              Qualification under the Trust Indenture Act of 1939
              of Shawmut Bank Connecticut, National Association
              under the Indenture for the Junior Subordinated
              Securities.........................................
  ****99     --Amended and Restated Keep Well Agreement between
              the Fuji Bank, Limited and the Company dated as of
              August 28, 1992 and First Amendment to Amended and
              Restated Keep Well Agreement between the Fuji Bank,
              Limited and the Company dated as of May 3, 1995....

--------
++Filed herewith.
*Incorporated by reference to the Company's Registration Statement No. 33-11757
     (filed February 5, 1987).
**Incorporated by reference to Exhibit 4(d) to the Company's Registration
     Statement No. 33-21310 (filed April 20, 1988).
***Incorporated by reference to Exhibit 12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 1-6157) and
     Exhibit 12 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1995 (File No. 1-6157, filed August 4, 1995).
****Incorporated by reference to Exhibit 28(a) to the Company's Registration
     Statement dated September 4, 1992 (File No. 1-6157) and Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1995 (File No. 1-6157, filed May 1, 1995).

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